Exhibit 12

EMERSON ELECTRIC CO. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	YEAR ENDED SEPTEMBER 30,					NINE MONTHS ENDED JUNE 30,
	1999	2000	2001	2002	2003	2004
Earnings:
Earnings before income taxes (a) (b)	$2,064	2,192	1,650	1,622	1,452	1,353
Fixed charges	258	359	376	321	322	234

Earnings, as defined	$2,322	2,551	2,026	1,943	1,774	1,587

Fixed Charges:
Interest expense	$199	292	304	250	246	177
One-third of all rents (b)	59	67	72	71	76	57

Total fixed charges	$258	359	376	321	322	234

Ratio of Earnings to Fixed Charges	9.0x	7.1x	5.4x	6.1x	5.5x	6.8x

(a)

Represents earnings from continuing operations before income taxes and cumulative effect of change in accounting principle and minority interests in the income of consolidated subsidiaries with fixed charges.

(b)	The operating results of Dura-Line have been reclassified to discontinued operations for all years presented.